September 2, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Allied World Assurance Company Holdings, Ltd
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-32938

Dear Mr. Rosenberg:

On behalf of Allied World Assurance Company Holdings, Ltd (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated August 21, 2009 (the “Comment Letter”) relating to the above-referenced filing. We are working expeditiously to respond to the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before September 15, 2009. Please do not hesitate to contact me at 441-278-5678 with any questions or concerns you may have regarding the timetable described above.

Very truly yours,

/s/ Joan H. Dillard

Joan H. Dillard

cc:	Sasha Parikh Mark Brunhofer Wesley D. Dupont, Esq. Wayne H. Datz, Esq.